Exhibit (13)(f)

The following resolutions were duly adopted by the Board of Trustees of the Registrant and have not been modified or rescinded:

WHEREAS, Legg Mason Partners Fund Advisor, LLC (“LMPFA”) has agreed to waive fees and/or reimburse operating expenses to the extent necessary to limit total operating expenses (other than the exceptions disclosed in the prospectus for the applicable Fund) to the amounts set forth in the Treasurer’s Report and as presented to and described at this meeting, subject to recapture as described below; now therefore, as to each listed class of each applicable Fund, be it

RESOLVED: That the Board approves and agrees to this arrangement, subject to the following:

•

That this arrangement will continue for the applicable Fund until the date specified in the Treasurer’s Report, unless modified or terminated prior to that date by agreement of LMPFA and the Board, and that this arrangement may be terminated at any time after such date by LMPFA;

•	That the arrangement may be modified by LMPFA to decrease total annual operating expenses of a class or Fund at any time;

•

That LMPFA is permitted to recapture amounts waived or reimbursed to the Fund within the fiscal year in which LMPFA earned the fee or incurred the expense if the Fund’s total annual operating expenses have fallen to a level below the limit described above; and

•

That in no case will LMPFA recapture any amount that would result, on any particular business day of the Fund, in the Fund’s total annual operating expenses exceeding the limit described above or any other limit then in effect; and further

RESOLVED: That the officers of the Trust, be, and the same hereby are, authorized to update the Summary Prospectus, the Prospectus and the Statement of Additional Information, with such amendments and applicable filings to include such other revisions as said officers may deem appropriate; and further

RESOLVED: That the officers of the Trust be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions or signatures.

The information below is drawn from the Treasurer’s Report referenced in the foregoing resolutions. The amounts stated do not include the following expenses that may be incurred by a fund: interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses.

Legg Mason Western Asset Short-Term Bond Fund
Current Expense Caps			Proposed Expense Caps
Share Class	Cap Level	Expiration Date	Share Class	Cap Level	Expiration Date
A	None	—	A	—	—
C1	None	—	C1	—	—
R	1.30	12/31/2013	** R	1.10	12/31/2013
R1 to C	1.80	12/31/2013	** R1 to C	1.60	12/31/2013
FI	—	—	** FI	0.85	12/31/2013
I	0.75	12/31/2013	** I	0.55	12/31/2013
IS	—	—	** IS	0.45	12/31/2013

**	The proposed revised fee caps are contingent upon the reorganization of Western Asset Limited Duration Bond Fund into Legg Mason Western Asset Short-Term Bond Fund which is expected to be completed in October 2012.